Exhibit 8

Consent of PricewaterhouseCoopers LLP

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report in this Annual Report on Form 40-F of NovaGold Resources Inc. dated February 27, 2007 accompanying the consolidated financial statements, which appears in the Annual Report to Shareholders.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 and the use of our Report.

/s/ PricewaterhouseCoopers LLP

Vancouver, British Columbia
February 27, 2007